UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Frozen Food Express Industries, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Savings Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.     An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan, as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 9, 10, and 11, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Savings Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Wright & Associates, LLP

Waters, Wright & Associates, LLP
Mansfield, Texas
June 20, 2008

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2007 and 2006
(Amounts in thousands)

	2007	2006
Investments (at fair value)	$26,082	$33,185
Participant notes receivable	1,645	1,884
Employer contributions receivable	71	79
Employee contributions receivable	311	333
Other	9	35
Total investments	28,118	35,516

Less:
Benefits payable	2,903	4,036
Other	--	28
	2,903	4,064
Net assets reflecting all investments at fair value	25,215	31,452
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	59	63
Net assets available for plan benefits	$25,274	$31,515

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2007, 2006 and 2005
(Amounts in thousands)

	2007	2006	2005
Investment income:
Dividend income	$959	$1,480	$415
Interest income	125	122	231
	1,084	1,602	646
Administration expense	(96)	(132)	(135)
Realized gain	2,680	4,172	7,164
Net unrealized depreciation in market value of investments	(6,295)	(9,179)	(12,815)
Employee contributions	2,271	2,123	1,987
Employer contributions	556	597	518
	(884)	(2,419)	(3,281)
Decrease in fair market value of plan benefits payable to participants	(6,440)	(6,004)	(5,866)
Net decrease	6,240)	(6,821)	(8,501)
Net assets available for plan benefits at beginning of year	31,514	38,336	46,836
Net assets available for plan benefits at end of year	$25,274	$31,515	$38,335

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1.	Description of the Savings Plan
The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pre-tax dollar contributed up to the first 4% of eligible pay.

Employee contributions, excluding rollovers, amounted to $2,136,838, $ 2,050,653, and $1,931,509, in 2007, 2006 and 2005, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $556,388, $596,413, and $456,563 in 2007, 2006 and 2005, respectively.

Eligibility - An employee who completes 90 days of employment with the employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocations of employers' contributions are based on participants' quarterly contributions, and allocations of forfeitures are based on the participants' annual compensation.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2007, 2006 and 2005 ranged from 6.00% to 9.25%. Principal and interest payments are due in substantially level amortized payments, payable not less than quarterly, through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2007, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the ABN AMRO Income Plus Fund as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage-related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the Principal Investors Lifetime Preferred Funds as the investment vehicle for this fund.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the Principal Trust Company S&P 500 Index Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the Columbus Circle Large Cap Preferred Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Van Kampen Growth and Income Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate. The Savings Committee has elected the UBS/Emerald/Essex Small Cap Growth Preferred Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Small Cap Value A as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Julius Baer International Equity Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Unitized Stock Fund - Funds that are invested in the common stock of FFEX and a modest amount of cash and cash equivalents.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.  During 2007, FFEX paid administrative expenses of $30,520.

Termination of the Plan - While the employer has not expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Forfeited accounts - During 2007, 2006 and 2005, employer expenses were reduced by $123,431, $140,830 and $91,276, respectively, from forfeited non-vested accounts.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies
Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments - Investments are valued based on the quoted market price on the last day of the year. The change in the difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.

3.	Net Asset Values
The following table presents the net asset values of each investment fund as of December 31, 2007 and 2006 (dollar amounts in thousands):

	2007	2006
Frozen Food Express Industries, Inc. Unitized Stock Fund, 772,120 shares and 1,001,707 shares, respectively. *	$7,664	$14,233
ABN AMRO Income Plus Fund, 593,826 shares and 658,242 shares, respectively.	3,541	3,751
PIMCO Total Return Institutional Fund, 143,401 and 196,751 shares, respectively.	1,372	1,934
ABN AMRO Balanced Class N Fund, 0 shares and 311,085 shares, respectively.	--	2,184
Principal Global Investors:	--	--
Lifetime Income, 14,887 shares.	151	--
Lifetime 2050, 6,763 shares.	90	--
Lifetime 2040, 23,520 shares.	279	--
Lifetime 2030, 73,395 shares.	972	--
Lifetime 2020, 102,409 shares.	1,320	--
Lifetime 2010, 84,018 shares.	917	--
Principal S&P 500 Index Fund, 210,532 shares and 221,118 shares, respectively.	1,170	1,189
ABN AMRO Growth Class N Fund, 0 shares and 47,138 shares, respectively.	--	889
Columbus Circle Large Growth, 116,494 shares.	1,025	--
Van Kampen Growth & Income Fund, 79,676 shares and 94,690 shares, respectively.	1,536	1,838
Julius Baer International Equity Fund, 54,811 shares and 53,178 shares, respectively.	2,101	1,847
UBS/Emerald Small-cap Growth, 89,428 shares.	723	--
ABN AMRO/Veredus Aggressive Growth Fund, 0 shares and 54,535 shares, respectively.	--	893
Delaware Small-Cap Value, 25,260 shares and 27,316 shares, respectively.	770	872
	$23,631	$29,630

*Includes non-participant-directed shares at December 31, 2006 of 221,754 (unitized shares). Net asset value of such shares were $3,521,600 as of December 31, 2006. Effective January 1, 2007, the plan was amended to permit complete participant-directed diversification.

During 2007, the Savings Plan's investments changed in value by $5,999,431 as follows (in thousands):

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Unitized Stock Fund	$6,569
Other Funds	(570)
$5,999

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2007, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $3,615,126 as follows (in thousands):

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Unitized Stock Fund	$3,946
Other Funds	(331)
$3,615

4.	Income Tax Status
The Savings Plan obtained its latest determination letter on January 8, 2008, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Savings Plan administrator and the Savings Plan's tax counsel believe that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

5.	Plan Amendment
On May 16, 2007, the plan was amended and restated effective January 1, 2007, to permit complete participant-directed diversification of the Employer Stock Ownership Plan (“ESOP”) accounts.  In addition, the amended and restated plan was amended to comply with mandatory provisions of updated Regulations affecting 401(k) Plans. The changes included added language to demonstrate the Plan may not “pre-fund” salary deferral or matching contributions, and added language regarding the continuation of the “401(k) distribution restrictions” on salary deferrals that are transferred to another plan. During the year ended December 31, 2006, the plan was amended to provide a six-year graded vesting schedule for participants who terminate employment after December 31, 2006 to permit employees who have attained age 59 ½ to withdraw all their (“ESOP”) accounts, to provide that the Trustee shall invest ESOP accounts solely in common stock of FFEX, to permit employees to make after-tax “Roth” 401(k) contributions and allow employees with three years of service the right to sell common stock of FFEX at the rate of 33% of the ESOP accounts per year for the following three years.

6.	Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP is effective for plan years ended after December 15, 2006. The plan adopted the standard for its 2006 plan year.

Within its investment options, the Plan offers a Stable Value Fund via the ABN AMRO Income Plus Fund. This fund primarily invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

  Detail of the fair value adjustment are as follows (in thousands):

Investment Fund	Major Credit Ratings	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
ABN AMRO Income Plus Fund	N/A	$3,754	---	$59

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2007

	(a) Identity of Issue	(b) Description of Investment	(c) Cost (thousands)		(d) Current Value (thousands)
*	Frozen Food Express Industries, Inc. Unitized Stock Fund	772,120 Shares		$6,740	$8,580
	ABN AMRO Income Plus Stable Value	593,826 Shares		3,571	3,754
	PIMCO Total Return Institutional Fund Intermediate Bond	143,401 Shares		1,507	1,533
	Principal Global Investors
	Lifetime Income:	14,887 Shares		188	177
	Lifetime 2050	6,763 Shares		95	92
	Lifetime 2040	23,520 Shares		339	330
	Lifetime 2030	73,395 Shares		1,034	1,006
	Lifetime 2020	102,409 Shares		1,431	1,391
	Lifetime 2010	84,018 Shares		1,126	1,077
	Principal S&P 500 Index Fund	210,532 Shares		1,083	1,328
	Columbus Circle Large Growth	116,494 Shares		984	1,125
	Van Kampen Growth Large Blend	79,676 Shares		1,641	1,693
	Julius Baer International Equity International Stock	54,811 Shares		2,203	2,392
	UBS/Emerald Small-cap Growth	89,428 Shares		830	790
	Delaware Small-cap Value	25,260 Shares		970	814
				$23,742	$26,082
	Loans to Participants	Interest bearing notes at 6.00%-9.25%	$	N/A	$1,645

*    Party-in-interest to the Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2007

(a) Identity of Issue	(b) Description of Investment	(c) Cost (thousands)	(d) Proceeds (thousands)
Frozen Food Express Industries, Inc. Unitized Stock Fund	346,986 shares	$2,849	$5,459

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2007

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost (thousands)	(h) Market Value (thousands)	(i) Net Gain or (Loss) (thousands)
Frozen Food Express Industries, Inc. *	Unitized Stock	117,399	$1,764	$1,305	$(459)
ABN AMRO	Stable Value	301,767	1,886	1,938	52
PIMCO	Intermediate Bond	55,969	582	598	16
Principal	Lifetime Income	55,879	706	665	(41)
Principal	Lifetime 2050	8,307	117	113	(4)
Principal	Lifetime 2040	31,476	452	442	(10)
Principal	Lifetime 2030	92,304	1,298	1,265	(33)
Principal	Lifetime 2020	124,929	1,744	1,697	(47)
Principal	Lifetime 2010	119,332	1,598	1,530	(68)
Principal	Stock Index	65,860	412	415	3
Columbus Circle	Large-cap Growth	155,770	1,309	1,505	196
Van Kampen	Large-cap Value	33,733	761	717	(44)
UBS/Emerald	Small-cap Growth	122,924	1,138	1,085	(53)
Delaware	Small-cap Value	13,693	521	441	(80)
Julius Baer	International Stock	34,704	1,558	1,514	(44)

*    Party in interest to the Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401(k) Savings Plan

Date: June 26, 2008	/s/ Stoney M. Stubbs, Jr. Name: Stoney M. Stubbs, Jr. Title: Chairman of Savings Plan Committee